Exhibit (c)(ii)

                       CENTURY PROPERTIES FUND XIX

                               NOTE 2 TO

                      CONSOLIDATED FINANCIAL STATEMENTS

                          FORM 10-Q - MARCH 31, 1995


2.  Transactions with Related Parties

  (a) An affiliate of NPI, Inc. received reimbursements of administrative expenses amounting to $36,000 and $27,000 during the three months ended March 31, 1995 and 1994, respectively. These reimbursements are primarily included in general and administrative expenses.

  (b) An affiliate of NPI, Inc. is entitled to receive a management fee equal to 5% of the annual gross receipts from certain properties it manages. For the three months ended March 31, 1995 and 1994, affiliates of NPI, Inc. received $167,000 and $55,000, respectively. These fees are included in operating expenses.